Sphere 3D Corporation Engages Investor Relations Firm

MISSISSAUGA, Ontario, March 6th, 2013 (GLOBE NEWSWIRE) -- Sphere 3D Corporation (TSX-V:ANY) ("Sphere 3D" or the "Company"), developer of Glassware 2.0™ foundational thin client technology, is pleased to announce that the Company has retained the service of USA Investor Link LLC (“USA Investor Link”), subject to the acceptance of the TSX Venture Exchange (“TSXV”).

USA Investor Link will provide business development and investor relations services to the Company, including roadshow management and research/feedback from investors. USA Investor Link will seek to build broader market awareness of Sphere 3D within the retail, brokerage and institutional investment communities in the U.S., Europe and Asia.

The Company has agreed to pay USA Investor Link a monthly fee of $10,000 and grant options under its stock option plan to purchase 200,000 common shares of the Company at a price of $0.60 per share for a period of 36 months, which shall vest in accordance with TSXV policies, in equal amounts quarterly over a 12 month period. The contract is for an initial term of 15 months however it may be terminated by the Company, without any penalties, during the first 90 days.

Furthermore the Company has granted to USA Investor Link, under a separate Business Development contract, options to purchase 120,000 common shares of the Company at a price of $0.60 per share for a period of 36 months, which shall vest in equal amounts quarterly over a 12 month period.

“We are excited about our business prospects and look forward to working with USA Investor Link to address the increased interest we are receiving from the investment and business community” stated Peter Tassiopoulos, Chief Executive Officer of Sphere 3D.”

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) is a Mississauga, Ontario based virtualization technology solution provider whose patent pending Glassware 2.0™ technology makes it possible for incompatible devices and applications to run over the cloud, without sacrificing performance or security. Sphere 3D's Glassware 2.0™ ultra-thin client allows third parties to deliver fully featured products to any cloud connected device independent of operating system or hardware. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

About USA Investor Link LLC

USA Investor Link LLC (www.usainvestorlink.com) provides specialized business development and investor relations consulting services to a select group of leading emerging and mid-capitalization companies, with an objective of taking our clients to the next level. Operating coast to coast from regional offices in San Francisco, Chicago, New York and Miami, and with affiliates in Europe and Asia, USA Investor Link assists companies in gaining exposure to an established international network of financial industry professionals. This broad network includes investment advisors, bank owned investment dealers, leading independent financial firms, hedge funds and other institutional buyers. In addition, USA Investor Link provides traditional investor relations services including tailored international marketing and communications strategies.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this release.

SOURCE: Sphere 3D Corporation

For further information please contact:

Sphere 3D Corporation
Peter Tassiopoulos	USA Investor Link LLC
Chief Executive Officer	James (John David) Barnett
Tel: (416) 749-5999	jd@usainvestorlink.com
Peter.Tassiopoulos@Sphere3D.com